UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*



                            HARKEN ENERGY CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  412 552 10 1
                                 (CUSIP Number)

                               Michael J. Parsons
                          Momentum Operating Co., Inc.
                                 232 South Main
                               Albany, Texas 76430
                                 (915) 762-3331
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JULY 11, 1996
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
- --------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP NO.: 412 552 10 1
- --------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO.  OF ABOVE PERSON

              Momentum Operating Co., Inc.

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)[ ]
                       N/A                                       (b)[ ]

      3       SEC USE ONLY


      4       SOURCE OF FUNDS*
                       OO

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                  [ ]

               N/A

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas

                                 7      SOLE VOTING POWER
                                        5,150,000 shares of Common Stock, $.01
        NUMBER OF                       par value per share, of Harken Energy
          SHARES                        Corporation
       BENEFICIALLY
         OWNED BY                8      SHARED VOTING POWER
           EACH                                   -0-
        REPORTING
          PERSON                 9       SOLE DISPOSITIVE POWER
           WITH                          5,150,000 shares of Common Stock, $.01
                                         par value per share, of Harken Energy
                                         Corporation

                                10       SHARED DISPOSITIVE POWER
                                                -0-

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,150,000 shares of Common Stock, $.01 par value per share, of Harken Energy Corporation

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                               [ ]
                       N/A

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.7% of the Common Stock of Harken Energy Corporation


     14       TYPE OF REPORTING PERSON*
                   CO
- --------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Harken Energy Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5605
N. MacArthur, Suite 400, Irving, Texas 75038.

Item 2.  Identity and Background.

         This statement is being filed by Momentum Operating Co., Inc., a Texas corporation ("Momentum"), whose principal business is oil and gas production. The address of the principal business and the principal office of Momentum is 232 South Main, Albany, Texas 76430. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of Momentum.

         Neither Momentum nor to its knowledge any person listed on Schedule I hereto has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On July 11, 1996, Momentum acquired 5,150,000 shares of Common Stock (the "Shares") pursuant to an Exchange Agreement by and among Momentum, the Issuer and Harken Exploration Company. Of these Shares, 185,000 Shares are being held in escrow pending the fulfillment of certain conditions. Such acquisition was made in consideration of the transfer by Momentum to the Issuer of a promissory note in the principle amount of $13,000,000 issued to Momentum by Harken Exploration Company on December 20, 1995 pursuant to a Purchase and Sale Agreement dated December 15, 1995 by and among Momentum, the Issuer and Harken Exploration Company.

Item 4.  Purpose of Transaction.

         The transactions described in Item 3 above occurred as a result of negotiated transactions with the Issuer. The Shares were acquired by Momentum for investment purposes. Momentum intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Momentum, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

         Other than as described above, neither Momentum nor to its knowledge any person listed on Schedule I hereto has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of
Schedule 13D.

Item 5.  Interest In Securities of the Issuer.

         Momentum beneficially owns and has the power to vote and dispose of shares of Common Stock, representing approximately 5.7% of the shares of Common Stock outstanding.

         Except as described herein, neither Momentum nor to its knowledge any person named in Schedule I hereto has effected any transactions in any shares of Common Stock since May 11, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Certain registration rights granted to Momentum by the Issuer are set forth in a Registration Rights Agreement dated as of June 30, 1996 between the Issuer and Momentum.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 - Registration Rights Agreement dated as of June 30, 1996 between the Issuer and Momentum.

Signature.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 17, 1996                         MOMENTUM OPERATING CO., INC.



                                       By:  /s/ MICHAEL J. PARSONS
                                            Michael J. Parsons
                                            President

                                   SCHEDULE I

                      Directors and Executive Officers of
                          Momentum Operating Co., Inc.


NAME AND BUSINESS ADDRESS        CITIZENSHIP            POSITION AND OCCUPATION

Michael J.  Parsons                 U.S.                       President
232 S.  Main
Albany, Texas 76430

Robert C.  Tidwell                  U.S.                       Secretary
232 S.  Main
Albany, Texas 76430

Lynn Tidwell Neff                   U.S.                       Treasurer
232 S.  Main
Albany, Texas 76430

Donald R.  Tidwell                  U.S.                       Vice President
232 S.  Main
Albany, Texas 76430

                                  EXHIBIT INDEX

EXHIBIT                                                                     PAGE

Exhibit 1 -       Registration Rights Agreement dated as of June 30, 1996
                  between the Issuer and Momentum...........................